UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. __)*

CASI Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

14757U 109
(CUSIP Number)

Dongliang Lin

6/F, Tower A, COFCO Plaza

8 Jianguomennei Avenue

Beijing 100005, P. R. China

+86 10 6526 4136

Copies to:

Howard Zhang

c/o Davis Polk & Wardwell LLP

2201 China World Office 2

1 Jian Guo Men Wai Avenue

Chao Yang District, Beijing 100004, P.R. China

+86 10 8567 5002

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 14, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14757U 109	13D

1.	NAME OF REPORTING PERSON Sparkle Byte Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,693,892 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 5,693,892 (1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,693,892
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) CO

(1) These securities include (i) 4,744,910 shares of common stock issued by the Issuer to the Reporting Person and (ii) 948,982 shares of common stock issuable upon exercise at $1.69 per share of certain warrant issued by the Issuer to the Reporting Person pursuant to that certain securities purchase agreement dated as of September 20, 2015 between the Issuer and He Xie Ai Qi Investment Management (Beijing) Co., Ltd. By virtue of holding 100% of the equity interest of the Reporting Person, Snow Moon Limited may be deemed to have sole voting and dispositive power with respect to these shares. By virtue of holding 100% of the equity interest of Snow Moon Limited, Tianjin Jingran Management Center (Limited Partnership) may be deemed to have sole voting and dispositive power with respect to these shares. By virtue of being the general partner of Tianjin Jingran Management Center (Limited Partnership), He Xie Ai Qi Investment Management (Beijing) Co., Ltd. may be deemed to have sole voting and dispositive power with respect to these shares. By virtue of being the shareholders and/or directors of He Xie Ai Qi Investment Management (Beijing) Co., Ltd., Jianguang Li, Dongliang Lin, Fei Yang, Suyang Zhang and Hugo Shong may be deemed to have shared voting and dispositive power with respect to these shares.

(2) Percentage calculated based on 41,843,406 total outstanding shares of the common stock of the Issuer, including 5,693,892 shares issued or issuable pursuant to the transactions disclosed in this Schedule 13D.

CUSIP No. 14757U 109	13D

1.	NAME OF REPORTING PERSON Snow Moon Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,693,892 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 5,693,892 (1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,693,892
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) CO

(1) The record owner of these shares is Sparkle Byte Limited. By virtue of holding 100% of the equity interest of Sparkle Byte Limited, the Reporting Person may be deemed to have sole voting and dispositive power with respect to these shares. By virtue of holding 100% of the equity interest of the Reporting Person, Tianjin Jingran Management Center (Limited Partnership) may be deemed to have sole voting and dispositive power with respect to these shares. By virtue of being the general partner of Tianjin Jingran Management Center (Limited Partnership), He Xie Ai Qi Investment Management (Beijing) Co., Ltd. may be deemed to have sole voting and dispositive power with respect to these shares. By virtue of being the shareholders and/or directors of He Xie Ai Qi Investment Management (Beijing) Co., Ltd., Jianguang Li, Dongliang Lin, Fei Yang, Suyang Zhang and Hugo Shong may be deemed to have shared voting and dispositive power with respect to these shares.

(2) Percentage calculated based on 41,843,406 total outstanding shares of the common stock of the Issuer, including 5,693,892 shares issued or issuable pursuant to the transactions disclosed in this Schedule 13D.

CUSIP No. 14757U 109	13D

1.	NAME OF REPORTING PERSON Tianjin Jingran Management Center (Limited Partnership)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION P.R. China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,693,892 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 5,693,892 (1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,693,892
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) PN

(1) The record owner of these shares is Sparkle Byte Limited. By virtue of holding 100% of the equity interest of Snow Moon Limited, which in turn holds 100% of the equity interest of Sparkle Byte Limited, the Reporting Person may be deemed to have sole voting and dispositive power with respect to these shares. By virtue of being the general partner of the Reporting Person, He Xie Ai Qi Investment Management (Beijing) Co., Ltd. may be deemed to have sole voting and dispositive power with respect to these shares. By virtue of being the shareholders and/or directors of He Xie Ai Qi Investment Management (Beijing) Co., Ltd., Jianguang Li, Dongliang Lin, Fei Yang, Suyang Zhang and Hugo Shong may be deemed to have shared voting and dispositive power with respect to these shares.

(2) Percentage calculated based on 41,843,406 total outstanding shares of the common stock of the Issuer, including 5,693,892 shares issued or issuable pursuant to the transactions disclosed in this Schedule 13D.

CUSIP No. 14757U 109	13D

1.	NAME OF REPORTING PERSON He Xie Ai Qi Investment Management (Beijing) Co., Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION P.R. China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 5,693,892 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,693,892 (1)
	10.	Shared Dispositive Power 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,693,892
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) CO

(1) The record owner of these shares is Sparkle Byte Limited. By virtue of holding 100% of the equity interest of Snow Moon Limited, which in turn holds 100% of the equity interest of Sparkle Byte Limited, Tianjin Jingran Management Center (Limited Partnership) may be deemed to have sole voting and dispositive power with respect to these shares. By virtue of being the general partner of Tianjin Jingran Management Center (Limited Partnership), the Reporting Person may be deemed to have sole voting and dispositive power with respect to these shares. By virtue of being the shareholders and/or directors of the Reporting Person, Jianguang Li, Dongliang Lin, Fei Yang, Suyang Zhang and Hugo Shong may be deemed to have shared voting and dispositive power with respect to these shares..

(2) Percentage calculated based on 41,843,406 total outstanding shares of the common stock of the Issuer, including 5,693,892 shares issued or issuable pursuant to the transactions disclosed in this Schedule 13D.

CUSIP No. 14757U 109	13D

1.	NAME OF REPORTING PERSON Jianguang Li
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION P.R. China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,693,892 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,693,892 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,693,892
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Sparkle Byte Limited is the record owners of these shares. The Reporting Person is a 25% shareholder and one of the three directors of He Xie Ai Qi Investment Management (Beijing) Co., Ltd, the general partner of Tianjin Jingran Management Center (Limited Partnership). Tianjin Jingran Management Center (Limited Partnership) holds 100% equity interest of Snow Moon Limited, which in turn holds 100% equity interest of Sparkle Byte Limited. By virtue of this affiliation, the Reporting Person may be deemed to share voting and dispositive power with respect to these shares.

(2) Percentage calculated based on 41,843,406 total outstanding shares of the common stock of the Issuer, including 5,693,892 shares issued or issuable pursuant to the transactions disclosed in this Schedule 13D.

CUSIP No. 14757U 109	13D

1.	NAME OF REPORTING PERSON Dongliang Lin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b)☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION P.R. China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,693,892 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,693,892 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,693,892
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Sparkle Byte Limited is the record owners of these shares. The Reporting Person is a 25% shareholder and one of the three directors of He Xie Ai Qi Investment Management (Beijing) Co., Ltd, the general partner of Tianjin Jingran Management Center (Limited Partnership). Tianjin Jingran Management Center (Limited Partnership) holds 100% equity interest of Snow Moon Limited, which in turn holds 100% equity interest of Sparkle Byte Limited. By virtue of this affiliation, the Reporting Person may be deemed to share voting and dispositive power with respect to these shares.

(2) Percentage calculated based on 41,843,406 total outstanding shares of the common stock of the Issuer, including 5,693,892 shares issued or issuable pursuant to the transactions disclosed in this Schedule 13D.

CUSIP No. 14757U 109	13D

1.	NAME OF REPORTING PERSON Fei Yang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b)☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION P.R. China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,693,892 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,693,892 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,693,892
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Sparkle Byte Limited is the record owners of these shares. The Reporting Person is a 25% shareholder of He Xie Ai Qi Investment Management (Beijing) Co., Ltd, the general partner of Tianjin Jingran Management Center (Limited Partnership). Tianjin Jingran Management Center (Limited Partnership) holds 100% equity interest of Snow Moon Limited, which in turn holds 100% equity interest of Sparkle Byte Limited. By virtue of this affiliation, the Reporting Person may be deemed to share voting and dispositive power with respect to these shares.

(2) Percentage calculated based on 41,843,406 total outstanding shares of the common stock of the Issuer, including 5,693,892 shares issued or issuable pursuant to the transactions disclosed in this Schedule 13D.

CUSIP No. 14757U 109	13D

1.	NAME OF REPORTING PERSON Suyang Zhang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION P.R. China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,693,892 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,693,892 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,693,892
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Sparkle Byte Limited is the record owners of these shares. The Reporting Person is a 25% shareholder of He Xie Ai Qi Investment Management (Beijing) Co., Ltd, the general partner of Tianjin Jingran Management Center (Limited Partnership). Tianjin Jingran Management Center (Limited Partnership) holds 100% equity interest of Snow Moon Limited, which in turn holds 100% equity interest of Sparkle Byte Limited. By virtue of this affiliation, the Reporting Person may be deemed to share voting and dispositive power with respect to these shares.

(2) Percentage calculated based on 41,843,406 total outstanding shares of the common stock of the Issuer, including 5,693,892 shares issued or issuable pursuant to the transactions disclosed in this Schedule 13D.

CUSIP No. 14757U 109	13D

1.	NAME OF REPORTING PERSON Hugo Shong
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b)☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,693,892 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED VOTING POWER 5,693,892 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,693,892
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Sparkle Byte Limited is the record owners of these shares. The Reporting Person is one of the three directors of He Xie Ai Qi Investment Management (Beijing) Co., Ltd, the general partner of Tianjin Jingran Management Center (Limited Partnership). Tianjin Jingran Management Center (Limited Partnership) holds 100% equity interest of Snow Moon Limited, which in turn holds 100% equity interest of Sparkle Byte Limited. By virtue of this affiliation, the Reporting Person may be deemed to share voting and dispositive power with respect to these shares.

(2) Percentage calculated based on 41,843,406 total outstanding shares of the common stock of the Issuer, including 5,693,892 shares issued or issuable pursuant to the transactions disclosed in this Schedule 13D.

Item 1. Security and Issuer

This Schedule 13D is being filed to reflect the acquisition by Sparkle Byte (as defined below) of 4,744,910 shares of the Common Stock (as defined below) and the Warrant (as defined below) to acquire 948,982 shares of the Common Stock pursuant to a securities purchase agreement (the “Securities Purchase Agreement”) entered into on September 20, 2015 between the Issuer and He Xie Ai Qi (as defined below).

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share (the “Common Stock”) of CASI Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 9640 Medical Center Drive, Rockville, Maryland, 20850.

Item 2. Identity and Background

This Schedule 13D is being filed jointly by the following Reporting Persons:

1)	Sparkle Byte Limited, a company incorporated under the laws of the British Virgin Islands, with its registered office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands and its principal business in investment holding (“Sparkle Byte”);
2)	Snow Moon Limited, a company incorporated under the laws of the British Virgin Islands, with its registered office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands and its principal business in investment holding (“Snow Moon”);
3)	Tianjin Jingran Management Center (Limited Partnership), a limited partnership organized under the laws of the PRC, with its registered office at Room 1704-4920, Kuang Shi International Tower A, Xiangluowan Business Centre, Free Trade Zone (Central Business District), Tianjin, P.R.China and its principal business in investment holding (“Tianjin Jingran”);
4)	He Xie Ai Qi Investment Management (Beijing) Co., Ltd., a company formed under the laws of the PRC, with its registered office at Room 5835, 5/F, Shenchang Building, 51 Zhichu Road, Haidian District, Beijing, China and its principal business in investment management and consulting services (“He Xie Ai Qi”);
5)	Jianguang Li, a PRC citizen, shareholder and director of He Xie Ai Qi, with his business address at 6/F, Tower A, COFCO Plaza, 8 Jianguomennei Avenue, Beijing 100005, P. R. China;
6)	Dongliang Lin, a PRC citizen, shareholder and director of He Xie Ai Qi, with his business address at 6/F, Tower A, COFCO Plaza, 8 Jianguomennei Avenue, Beijing 100005, P. R. China;
7)	Fei Yang, a PRC citizen, shareholder of He Xie Ai Qi and director of He Xie Hao Shu Investment Management (Beijing) Co., Ltd., with his business address at 34 Floor, South Tower, Poly International Plaza 1 East Pazhoudadao, Guangzhou 510308, P. R. China;
8)	Suyang Zhang, a PRC citizen, shareholder of He Xie Ai Qi and CEO of Ai Qi Investment Consultancy (Shanghai) Co., Ltd., with his business address at Room 1105, Aetna Tower, 107 Zunyi Road, Shanghai 200051, P.R. China; and
9)	Hugo Shong, a U.S. citizen, director of He Xie Ai Qi and President of IDG Asia, Inc., with his business address at 6/F, Tower A, COFCO Plaza, 8 Jianguomennei Avenue, Beijing 100005, P. R. China (together with Sparkle Byte, Snow Moon, Tianjin Jingran, He Xie Ai Qi, Jianguang Li, Dongliang Lin, Fei Yang and Suyang Zhang, the “Reporting Persons”).

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit 99.1.

As of the date hereof, Sparkle Byte is wholly owned by Snow Moon, which is in turn wholly owned by Tianjin

Jingran. The general partner of Tianjing Jingran is He Xie Ai Qi, which is owned by Jianguang Li, Dongliang Lin, Fei Yang and Suyang Zhang, with each holding 25% of the equity interest of He Xie Ai Qi.

The name, business address, present principal occupation or employment and citizenship of the directors, executive officers and control persons of Sparkle Byte, Snow Moon and He Xie Ai Qi are set forth on Schedule A.

Sparkle Byte is the record holder of certain Common Stock as described in Item 5.

None of the Reporting Persons and, to the best of their knowledge, any of the persons listed on Schedule A hereto, has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth in the cover pages and Item 1 of this Schedule 13D is incorporated by reference in this Item 3.

On September 20, 2015, the Issuer entered into the Securities Purchase Agreement with He Xie Ai Qi, pursuant to which He Xie Ai Qi (or an affiliate of He Xie Ai Qi) would purchase up to 12,839,506 shares of the Common Stock of the Issuer and warrants to purchase up to 2,567,901 shares of the Common Stock, for an aggregate purchase price of $15,600,000. On January 14, 2016, pursuant to the Securities Purchase Agreement, Sparkle Byte acquired 4,744,910 shares of the Common Stock and a warrant (the “Warrant”) that entitles Sparkle Byte to acquire 948,982 shares of the Common Stock, for an aggregate purchase price of $5,765,066. The Warrant is exercisable at $1.69 per share of the Common Stock from the date that is 91 days after the date of its issuance (the “Initial Exercise Date”) and expires three years after the Initial Exercise Date.

The source of funds used for making the purchase was from the limited partner of Tianjin Jingran, Zhuhai Harmony Health Investment Fund L.P. (“Zhuhai Harmony”). One of the five key managing persons of Zhuhai Harmony, Quan Zhou, is a director and shareholder of IDG-Accel China Growth Fund GP III Associates Ltd., the ultimate general partner of IDG-Accel China Growth Fund III L.P. and IDG-Accel China III Investors L.P., which are two current shareholders of the Issuer.

Sparkle Byte plans to acquire the remaining 8,094,596 shares of the Common Stock and warrants to acquire 1,618,919 shares of the Common Stock pursuant to the Securities Purchase Agreement.

Item 4. Purpose of Transaction

The Reporting Persons acquired the securities reported herein for investment purposes. The Reporting Persons may, from time to time, make additional purchases of Common Stock either in the open market or in privately-negotiated transactions, depending upon the Reporting Persons’ evaluation of the Issuer’s business, prospects and financial condition, the market for the Common Stock, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Persons may also decide to hold or dispose of all or part of their investments in the Common Stock or the Warrant and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities, including the Common Stock and debt securities convertible into the Common Stock.

Except as set forth in Item 3 and this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934, as amended.

A copy of the Securities Purchase Agreement is filed as Exhibit 99.2 hereto, and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

The information set forth in the cover pages of this Schedule 13D and Items 1, 2, 3 and 4 is incorporated herein by reference.

(a) As of the date hereof, Sparkle Byte directly beneficially owns 4,744,910 shares of the Common Stock, representing 11.3% of the Issuer’s issued and outstanding Common Stock. In addition, Sparkle Byte directly beneficially owns the Warrant that entitles Sparkle Byte to acquire 948,982 shares of the Common Stock at an exercise price of $1.69 per share of the Common Stock. As of the date hereof, the Common Stock issuable pursuant to the warrant represents 2.3% of the Issuer’s issued and outstanding Common Stock.

Snow Moon may be deemed to have voting and dispositive power with respect to and have beneficial ownership of 4,744,910 shares of the Common Stock owned by Sparkle Byte and 948,982 shares of the Common Stock issuable pursuant to the Warrant, representing 11.3% and 2.3%, respectively, of the Issuer’s issued and outstanding Common Stock.

Tianjin Jingran may be deemed to have voting and dispositive power with respect to and have beneficial ownership of 4,744,910 shares of the Common Stock owned by Sparkle Byte and 948,982 shares of the Common Stock issuable pursuant to the Warrant, representing 11.3% and 2.3%, respectively, of the Issuer’s issued and outstanding Common Stock.

He Xie Ai Qi may be deemed to have voting and dispositive power with respect to and have beneficial ownership of 4,744,910 shares of the Common Stock owned by Sparkle Byte and 948,982 shares of the Common Stock issuable pursuant to the Warrant, representing 11.3% and 2.3%, respectively, of the Issuer’s issued and outstanding Common Stock.

As a result of the relationships described in the cover pages of this Schedule 13D, each of Jianguang Li, Dongliang Lin, Fei Yang, Suyang Zhang and Hugo Shong may be deemed to share beneficial ownership of 5,693,892 shares of the Common Stock, representing 13.6% of the Issuer’s issued and outstanding Common Stock.

Neither the filing of this Schedule 13D by the Reporting Persons nor any of its contents shall be deemed to constitute an admission by any of such persons, other than Sparkle Byte, that it is the beneficial owner of any of the shares of the Common Stock referred to herein for purposes of the Securities Exchange Act of 1934, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(b) Each of Sparkle Byte, Snow Moon, Tianjin Jingran and He Xie Ai Qi may be deemed to have the sole power to direct the vote and the disposition of the Common Stock that may be deemed to be beneficially owned by each of them. Each of Jianguang Li, Dongliang Lin, Fei Yang, Suyang Zhang and Hugo Shong may be deemed to have the shared power to direct the vote and the disposition of the Common Stock that may be deemed to be beneficially owned by each of them.

(c) Except as set forth herein, to the knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a), none of the persons named in response to Item 5(a) has effected any transactions in the Common Stock during the past 60 days.

(d) No person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

The terms of the Securities Purchase Agreement described in Items 3 and 4 of this Schedule 13D are incorporated by reference in this Item 6.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7. Materials to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement dated January 25, 2016 by and among the Reporting Persons
Exhibit 99.2	Securities Purchase Agreement dated September 20, 2015 by and between the Issuer and He Xie Ai Qi

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Sparkle Byte Limited

By:	/s/ Dongliang Lin
	Name:	Dongliang Lin
	Title:	Authorized Signatory

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Snow Moon Limited

By:	/s/ Dongliang Lin
	Name:	Dongliang Lin
	Title:	Authorized Signatory

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Tianjin Jingran Management Center (Limited Partnership)

By:	/s/ Qiuyue Zhong
	Name:	Qiuyue Zhong
	Title:	Representative

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

He Xie Ai Qi Investment Management (Beijing) Co., Ltd.

By:	/s/ Hugo Shong
	Name:	Hugo Shong
	Title:	Authorized Signatory

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Jianguang Li

By:	/s/ Jianguang Li
	Name:	Jianguang Li

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dongliang Lin

By:	/s/ Dongliang Lin
	Name:	Dongliang Lin

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Fei Yang

By:	/s/ Fei Yang
	Name:	Fei Yang

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Suyang Zhang

By:	/s/ Suyang Zhang
	Name:	Suyang Zhang

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Hugo Shong

By:	/s/ Hugo Shong
	Name:	Hugo Shong

Schedule A

Name	Present Principal Occupation or Employment and Business Address
Jianguang Li (P.R.C. citizen)	Director of He Xie Ai Qi Investment Management (Beijing) Co., Ltd., c/o 6/F, Tower A, COFCO Plaza, 8 Jianguomennei Avenue, Beijing 100005, P. R. China.

Dongliang Lin (P.R.C. citizen)	Director of Sparkle Byte Limited, Snow Moon Limited and He Xie Ai Qi Investment Management (Beijing) Co., Ltd., c/o 6/F, Tower A, COFCO Plaza, 8 Jianguomennei Avenue, Beijing 100005, P. R. China.

Hugo Shong (U.S. citizen)	Director of He Xie Ai Qi Investment Management (Beijing) Co., Ltd. and President of IDG Asia, Inc., c/o 6/F, Tower A, COFCO Plaza, 8 Jianguomennei Avenue, Beijing 100005, P. R. China.

INDEX TO EXHIBITS

Exhibit 99.1	Joint Filing Agreement dated January 25, 2016 by and among the Reporting Persons

Exhibit 99.2	Securities Purchase Agreement dated September 20, 2015 by and between the Issuer and He Xie Ai Qi